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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 37152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Illinois Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Hertiage
(No. and Street)

Bourbonnais	IL	60914
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kresl (815) 932-4646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burke, Montague & Associates, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 390	Bradley	IL	60915
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, James Kresl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Illinois Securties, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
VIOLET A. HOSTY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-11-2016

Signature

C.E.O.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
FINANCIAL STATEMENTS
DECEMBER 31, 2014

Burke, Montague & Associates L.L.C.

Certified Public Accountants, Advisors & Auditors

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
FINANCIAL STATEMENTS
DECEMBER 31, 2014

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
TABLE OF CONTENTS
DECEMBER 31, 2014

Burke, Montague & Associates L.L.C.
Certified Public Accountants, Advisors & Auditors

Members
Charles R. Burke, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

INDEPENDENT AUDITOR'S REPORT

Board and Management of
First Illinois Securities, Inc.

We have audited the accompanying financial statements of First Illinois Securities, Inc. (An Illinois Corporation), which are compromised of the balance sheet as of December 31, 2014, and the related statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

253 West Broadway, Bradley, Illinois 60915 Phone 815.933.5641 Fax 815.939.0016

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Illinois Securities, Inc. as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statements taken as a whole. The computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, and exemptive provision under Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Burke Montague & Associates LLC

Burke, Montague & Associates LLC
Bradley, IL
February 23, 2015

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
BALANCE SHEET
AS OF DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash & Cash Equivalents	$	69,760
Investments		29,839
Accounts Receivable		10,456
Prepaid CRD Expenses		1,712
Total Current Assets		111,767
TOTAL ASSETS	$	111,767

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Due to Affiliate	$	4,556
Accounts Payable		158
Total Current Liabilities		4,714
STOCKHOLDER'S EQUITY		
Common Stock, $ .01 Par Value, 1,000 Shares Authorized, 1000 Shares Issued & Outstanding		10
Paid in Excess		7,490
Retained Earnings		99,553
Total Stockholder's Equity		107,053
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	111,767

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue	$ 89,005
Cost of Goods Sold	
CLEARING CHARGES	22,877
REGISTRATION	1,418
Total Cost of Goods Sold	24,295
Gross Profit	64,710
Operating Expenses	
BANK CHARGES	2
BD EXPENSE	70,362
Total Operating Expenses	70,364
Operating Income (Loss)	(5,654)
Other Income (Expense)	
INTEREST & DIVIDEND INCOME	4,802
Total Other Income (Expense)	4,802
Net Income (Loss) Before Taxes	(852)
Income Tax Expense	0
Net Income (Loss)	$ (852)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Paid in Capital	Retained Earnings
Balance, January 1, 2014	$ 10	$ 7,490	$ 100,405
Net Income	0	0	(852)
Balance, December 31, 2014	$ 10	$ 7,490	$ 99,553

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (852)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(1,322)
Investments	(54)
Prepaid Expenses	(1,111)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	69
Accrued Expense	3,503
Total Adjustments	1,085
Net Cash Provided By (Used in) Operating Activities	233
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Provided By (Used in) Financing Activities	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	233
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	71,441
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 69,760
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Income Taxes Paid	$ 0
Interest Paid	$ 0

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The summary of significant accounting policies of FIRST ILLINOIS SECURITIES, INC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The financial statements of First Illinois Securities, Inc. include all operations of the Company. The Company was organized on November 19, 1986 as an Illinois Corporation for purposes of operating as a broker/dealer. In 1994, the Company changed its name from Dearborn Securities, Inc. to First Illinois Securities, Inc. On August 6, 1987, the Company was approved as a National Association of Securities Dealers, Inc. (NASD) member established to sell Direct Participating Programs Limited Partnerships and not to hold customer funds or safekeep customer securities.

Basis of Accounting

The basis of accounting determines when transactions are recorded in the financial records and reported on the financial statements. The accompanying financial statements have been prepared on the accrual basis of accounting, wherein expenses are recognized as incurred and revenues are recognized at the time of sale.

Cash and Cash Equivalents

Cash and cash equivalents include amounts in demand deposits, as well as certificates of deposit with maturities of three months or less. The Company may, on occasion, maintain bank balances in excess of federally insured limits. The Company has not experienced any losses in these accounts. Management does not feel this exposes the Company to significant credit risk.

Investments

Investments consist of certificates of deposit with original maturities in excess of three months.

Prepaid Assets

Payments made to vendors for services that will benefit periods beyond December 31, 2014 are recorded as prepaid items.

Accounts Receivable

The Company uses the direct write-off method of recognizing uncollectible receivables. As of December 31, 2014, there were no accounts receivable for which the ultimate collection was considered to be in doubt.

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE 2-RELATED PARTY TRANSACTIONS
The Company has entered into a variety of transactions with its shareholder and an entity controlled by its shareholder. Operating expenses of the Company are paid to a related company. The aggregate amount of these broker dealer expenses for the year ended December 31, 2014 was $70,362.

NOTE 3-INCOME TAXES
The Company accounts for income taxes on the liability method. At December 31, 2014, the Company had no apparent unrecorded tax attributes. The Internal revenue Service has not examined the Company's federal income tax returns in recent years. The Company's federal income tax returns for the prior three years are subject to examination by the IRS. The income tax provision is computed as follows:

Net Book Income Before Taxes	$(852)
Statutory Federal & Illinois Tax Rate	38.73%
Statutory Taxes	(329)
Surtax Exemptions & Timing Differences	(329)
Current Expense	0
Less: Estimated Payments	0
Current Payable (Receivable)	$ 0

NOTE 4-SUBSEQUENT EVENTS
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2015, the date the financial statements were available to be issued.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	
First Illinois Securities, Inc.	as of December 31, 2014

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Balance Sheet			$ 107,053	3480
2. Deduct ownership equity not allowed for Net Capital				3490
3. Total ownership equity qualified for Net Capital			107,053	3500
4. Add:				
A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
B. Other (deduction) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 107,053	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Balance Sheet	1,712	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-propriety capital charges				
D. Other deductions or charges		3600		
7. Other additions and/or allowable credits (List)		3610	(1,712)	3620
8. Net capital before haircuts on securities positions				3630
9. Haircuts on securities (computed where applicable pursuant to 15c3-1(f):			$ 105,341	3640
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities - Money Market Mutual Fund		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	0	3740
10. Net Capital			$ 105,341	3750

Reconciliation between unaudited and audited Net Capital Computation

Net Capital per unaudited FOCUS Report Part IIA	$ 105,341
Adjustment for prepaid expense	1,712
Net Capital per audited financial statements	$ 107,053

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
First Illinois Securities, Inc. — as of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$	248	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$	5,000	3760
14. Excess net capital (line 10 less 13)		$	100,341	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$	104,870	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.i. Liablilities from Balance Sheet			$	4,714	3790
17. Add:		3800			
A. Drafts for immediate credit					
B. Market Value of securities borrowed for which no equivalent value is paid or credited		3810			
C. Other unrecorded amounts		3820		0	3830
19. Total Aggregate indebtedness			$	4,714	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)			%	4.47%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0.00%	3860

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based			
A. (k)(1)---$2,500 capital category as per Rule 15c3-3			4550
B. (k)(2)(A)----Special Account for the Exclusive Benefit of Customers maintained			4560
C. (k)(2)(B)-----All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm SOUTHWEST SECURITIES	4335		4570
D. (k)(3)---------Exempted by order of the Commission (include copy of letter)			4580

Burke, Montague & Associates L.L.C.

Certified Public Accountants, Advisors & Auditors

Members
Charles R. Burke, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

Board of Directors
First Illinois Securities, Inc.
Bourbonnais IL 60914

In planning and performing our audit of the financial statements of First Illinois Securities, Inc. for the year ended December 31, 2014, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) of the Securities and Exchange Commission and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, or (ii) in complying with the requirement for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

253 West Broadway, Bradley, Illinois 60915 Phone 815.933.5641 Fax 815.939.0016

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we would consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures at December 31, 2014, meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Burke Montague & Associates LLC

Burke, Montague & Associates L.L.C.
Bradley, Illinois
February 23, 2015